UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   December, 2013

 Commission File Number 333-06208

BLUEPHOENIX SOLUTIONS LTD

(Translation of registrant’s name into English)

601 Union Street, Suite 4616, Seattle, Washington 98101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and 333- 185681) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to this Form 6-K and incorporated by reference herein is the Registrant’s immediate report dated December 10, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD (Registrant)

Date: December 10, 2013	By:	/s/ Rick Rinaldo
Rick Rinaldo CFO

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BluePhoenix Solutions Ltd. Reports Third Quarter 2013 Results
Tuesday, December 10, 2013

Well positioned for future growth with additional capitalization and good control of expenses.

SEATTLE, Washington — December 10, 2013 — BluePhoenix Solutions Ltd. (NASDAQ: BPHX), the leader in legacy platform modernization, today announced financial results for the third quarter of 2013.

Third quarter 2013 operating loss was $1.2 million compared to third quarter 2012 loss of $792 thousand. Third quarter 2013 non-GAAP operating loss was $894 thousand compared to third quarter 2012 loss of $132 thousand. Third quarter 2013 non-GAAP operating expenses remained steady at $1.8 million as compared to the second quarter of 2013.  Third quarter 2013 non-GAAP loss per share was at $0.09 per diluted share compared to a loss of $0.05 in second quarter 2013 and a loss of $0.03 in the third quarter 2012.  Ending cash decreased $200 thousand to $1.7 million in the third quarter of 2013 compared to $1.9 million in the second quarter of 2013.

BluePhoenix will go over the following numbers during the quarterly conference call today at 4:30PM Eastern Standard time. The call can be accessed by dialing 1-877-941-6009 within the United States, or via local US number 1-480-629-9818 if calling internationally, approximately five minutes prior to its scheduled commencement. A replay can be accessed through a link on the BluePhoenix website until January 5, 2013.

GAAP Results (in thousands US$)	Q3 2013	Q2 2013	Q3 2012*
Revenues	1,934	2,363	2,678
Operating loss	(1,151)	(739)	(792)
Net loss	(1,240)	(755)	(3,688)
Loss per share, diluted*	$(0.12)	$(0.07)	$(0.46)

Non-GAAP Results (in thousands US$)	Q3 2013	Q2 2013	Q3 2012*
Revenues	1,934	2,363	2,678
Operating loss	(894)	(523)	(132)
Net loss	(954)	(577)	(243)
Loss per share, diluted*	$(0.09)	$(0.05)	$(0.03)

Notes:
* The results for Q3 2012 are presented after reclassification of Liacom Systems Ltd. and BridgeQuest Inc. as discontinued operation.

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Non-GAAP financial measures
The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including non-GAAP operating income and non-GAAP net income. These non-GAAP measures exclude the following items:

•	Amortization of intangible assets;
•	Stock-based compensation;
•	Onetime expenses related to cost saving plan and one time charges;
•	Revaluation of derivatives and discount amortization;
•	Gain on sales of subsidiaries and Appbuilder ;
•	Net loss from discontinued operation.

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix’ GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges and gains that may not be indicative of BluePhoenix’ core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix’ performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix’ historical performance. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled “Unaudited Reconciliation of GAAP to Non-GAAP.”

About BluePhoenix Solutions
BluePhoenix Solutions Ltd. (NASDAQ: BPHX) is the leader in legacy platform modernization.  The BluePhoenix portfolio includes a comprehensive suite of tools and services for automated database and application migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to minimize risk and provide a clear path from legacy platforms like COBOL, Natural/Adabas and others to modern solutions like SQL, DB2, Java and more.  BluePhoenix customers come from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail.  BluePhoenix has 6 offices in the USA, UK, Italy, Romania, and Israel.

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Cautionary Statement Regarding Forward-Looking Statements
Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects,” “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the effects of the global economic and financial trends; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:

Matt Bell
BluePhoenix Solutions
www.bphx.com
Mbell@bphx.com

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BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	December 31,
	2013	2012
	Unaudited
ASSETS

Current Assets:

Cash and cash equivalents	$1,662	$2,560
Restricted cash	33	33
Trade accounts receivable, net	1,880	2,445
Other current assets	763	581
Assets held for sale	-	791
Total Current Assets	4,338	6,410

Non-Current Assets:

Property and equipment, net	467	562
Goodwill	12,501	12,501
Intangible assets and other, net	120	277

Total Non-Current Assets	13,088	13,340

TOTAL ASSETS	$17,426	$19,750

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$151	$217
Trade accounts payable	1,017	1,256
Deferred revenues	1,120	712
Other current liabilities	942	950
Liabilities held for sale	-	467

Total Current Liabilities	3,230	3,602

Non-Current Liabilities

Accrued severance pay, net	394	408
Loans from banks and others	162	281
Derivative liabilities - warrants	287	370

Total Non-Current Liabilities	843	1,059

Total Equity	13,353	15,089

TOTAL LIABILITIES AND EQUITY	$17,426	$19,750

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended		Nine month ended
	September 30,		September 30,
	2013	2012*	2013	2012*
	Unaudited		Unaudited

Revenues	$1,934	$2,678	$6,495	$7,565

Cost of revenues	1,044	1,476	3,222	5,703
Gross profit	890	1,202	3,273	1,862

Research and development costs	352	100	1,048	364

Selling, general and administrative expenses	1,689	1,994	4,804	6,670

Gain on sales of subsidiaries and Appbuilder	-	(100)	(786)	(345)

Total operating expenses	2,041	1,994	5,066	6,689

Operating loss	(1,151)	(792)	(1,793)	(4,827)

Financial expenses, net	25	2,860	67	5,320

Other income	-	-	-	580
Loss before taxes	(1,176)	(3,652)	(1,860)	(9,567)

Taxes on income	8	27	59	164

Net loss from continued operation	(1,184)	(3,679)	(1,919)	(9,731)

Net profit (loss) from discontinued operation	-	60	(399)	(1,104)
Net loss	(1,184)	(3,619)	(2,318)	(10,835)

Net result attributed to noncontrolling interests	56	69	277	210
Loss attributed to BluePhoenix shareholders	$(1,240)	$(3,688)	$(2,595)	$(11,045)

Loss per share:

From continued operation- basic and diluted	$(0.12)	$(0.47)	$(0.21)	$(1.42)

From discontinued operation- basic and diluted	$0.00	$0.01	$(0.03)	$(0.16)

Attributed to the shareholders	$(0.12)	$(0.46)	$(0.24)	$(1.58)

Shares used in per share calculation:
Basic and diluted	10,735	7,972	10,687	7,006

* Presented after reclassification of Liacom Systems Ltd. and BridgeQuest Inc. as discontinued operation.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012*	2013	2012*
	Unaudited		Unaudited

GAAP gross profit	$890	$1,202	$3,273	$1,862

Amortization of intangible assets	42	317	157	1,265
Expenses related to cost saving plan and one time charges	-	-	-	36
Non-GAAP gross profit	$932	$1,519	$3,430	$3,163

GAAP operating loss	$(1,151)	$(792)	$(1,793)	$(4,827)

Amortization of intangible assets	42	317	157	1,265
Expenses related to cost saving plan and one time charges	-	-	-	87
Stock-based compensation	215	443	467	1,408
Gain on sales of subsidiaries and Appbuilder	-	(100)	(786)	(345)
Non-GAAP operating loss	$(894)	$(132)	$(1,955)	$(2,412)

GAAP net loss attributed to BluePhoenix	$(1,240)	$(3,688)	$(2,595)	$(11,045)

Amortization of intangible assets	42	317	157	1,265
Expenses related to cost saving plan and one time charges	-	-	-	87
Stock-based compensation	215	443	467	1,408
Gain on sales of subsidiaries and Appbuilder	-	(100)	(786)	(345)
Revaluation of derivatives and discount amortization	29	2,845	(7)	4,824
Net profit (loss) from discontinued operation	-	60	(399)	(1,104)

Non-GAAP net loss attributed to BluePhoenix	$(954)	$(243)	$(2,365)	$(2,702)

Shares used in diluted earnings per share calculation	10,735	7,972	10,687	7,006

Non - GAAP diluted loss per share	$(0.09)	$(0.03)	$(0.22)	$(0.39)

* Presented after reclassification of Liacom Systems Ltd. and BridgeQuest Inc. as discontinued operation.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
	Unaudited		Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,184)	$(3,619)	$(2,318)	$(10,835)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	62	358	266	1,558
Increase (decrease) in accrued severance pay, net	(3)	18	(14)	(16)
Stock–based compensation	215	443	467	1,408
Change in fair value of derivatives and discount amortization	29	2,845	(7)	4,824
Gain (loss) on sales of subsidiaries and Appbuilder	-	(101)	(414)	361
Loss on sale of property and equipment	-	-	-	12
Changes in operating assets and liabilities:
Decrease in trade receivables	528	45	761	755
Decrease (increase) in other current assets	43	194	(19)	(691)
Increase (decrease in trade payables	25	(411)	(288)	(1,106)
Increase (decrease) in other current liabilities and deferred revenues	112	(86)	53	(279)
Net cash used in operating activities	(173)	(314)	(1,513)	(4,009)

CASH FLOWS FROM INVESTING ACTIVITIES:
Restricted cash	-	-	-	4,031
Purchase of property and equipment	-	-	(9)	(60)
Proceeds from sale of property and equipment	-	9	-	50
Proceeds from sales of subsidiaries and Appbuilder	-	101	800	2,950
Net cash provided (used) by investing activities	-	110	791	6,971

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term bank credit and convertible notes, net	(67)	(117)	(216)	(1,601)
Exercise of warrants	40	120	40	120
Repayment of long term loan	-	(66)	-	(3,553)
Net cash used in financing activities	(27)	(63)	(176)	(5,034)

	(200)	(267)	(898)	(2,072)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,862	2,192	2,560	3,997
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,662	$1,925	$1,662	$1,925